FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
-OR-
☐         TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to

Commission file number 001-32997

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNUM HUNTER RESOURCES CORPORATION 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
777 Post Oak Blvd, Suite 650
Houston, Texas 77056

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNUM HUNTER RESOURCES CORPORATION
777 Post Oak Blvd, Suite 650
Houston, Texas 77056

INDEX TO FINANCIAL STATEMENTS
page
Reports of Independent Registered Public Accounting Firms	3
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedule - Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	15
Exhibit Index	16

Report of Independent Registered Public Accounting Firm

To the Magnum Hunter Resources Corporation, Plan Sponsor, and Gary C. Evans, Plan Trustee
Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CF & Co., LLP
Dallas, Texas
October 15, 2013

Report of Independent Registered Public Accounting Firm

To the Magnum Hunter Resources Corporation, Plan Sponsor, and Gary C. Evans, Plan Trustee
Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan as of December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Board of Directors of Magnum Hunter Resources Corporation, the Plan’s sponsor, voted on August 13, 2012, to rescind the unallocated Magnum Hunter Resources Corporation common stock from the Plan.

/s/ Hein & Associates LLP
Dallas, Texas
October 18, 2012

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012			2011
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
ASSETS
Investments, at fair value:
Mutual funds	$2,601,911	$—	$2,601,911	$1,303,016	$—	$1,303,016
Magnum Hunter common stock	829,860	—	829,860	39,778	826,287	866,065
Self-directed brokerage, excluding Magnum Hunter common stock	428,476	—	428,476	314,868	—	314,868
Total investments, at fair value	3,860,247	—	3,860,247	1,657,662	826,287	2,483,949

Receivables:
Employer contribution receivable	1,192,105	—	1,192,105	873,848	—	873,848
Participant contribution receivable	104,454	—	104,454	37,957	—	37,957
Notes receivable from participants	15,294	—	15,294	16,991	—	16,991
Total Assets, at fair value	5,172,100	—	5,172,100	2,586,458	826,287	3,412,745

LIABILITIES
Payable to employer for shares loaned to the plan	—	—	—	—	826,287	826,287
Due to broker for securities purchased	45,603	—	45,603	—	—	—
Total Liabilities	45,603	—	45,603	—	826,287	826,287

Net assets available for benefits	$5,126,497	$—	$5,126,497	$2,586,458	$—	$2,586,458

See accompanying notes to financial statements

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended December 31,
	2012	2011
Additions
Investment income:
Net realized and unrealized gains on investments	$79,506	$—
Interest and dividends	69,042	27,720
Total investment income	148,548	27,720

Contributions:
Participants	1,235,115	898,542
Employer match	1,192,105	873,848
Rollover and other	63,833	336,976
Total contributions	2,491,053	2,109,366
Total additions	2,639,601	2,137,086

Deductions
Net realized and unrealized losses on investments	—	72,787
Benefits paid to participants	99,562	25,922
Total deductions	99,562	98,709

Net increase	2,540,039	2,038,377
Net assets available for benefits, beginning of year	2,586,458	548,081
Net assets available for benefits, end of year	$5,126,497	$2,586,458

See accompanying notes to financial statements

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

Plan Description

The following description of the Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan (the "Plan") provides only general information. The Plan is sponsored by Magnum Hunter Resources Corporation (“Magnum Hunter” or the "Company"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was established effective October 1, 2010 as a defined contribution plan covering employees of the Company who are twenty-one years of age or older and have completed one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The purpose of the Plan is to encourage employees to save and invest, systematically, a portion of their current compensation in order that they may have a source of additional income upon their retirement, or for their family in the event of death. The Plan includes an employee stock ownership feature that is intended to allow participants to share in the growth of the Company and obtain indirect ownership interest in the Company.

Contributions

Participants may contribute up to the maximum allowable IRS plan limits of their pre-tax annual compensation, as defined by the IRS. Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the "Code") as defined in the Plan agreement. The Plan allows for two types of elective deferrals. A participant may elect a pre-tax deferral of compensation or a participant may make a Roth contribution which is taxed differently than the pre-tax deferral.

The Plan contains an automatic enrollment feature applicable to participants once a participant meets certain eligibility requirements. Under these provisions, those employees that do not make an affirmative election to not contribute to the Plan are automatically enrolled in the Plan with contributions equal to 3% of pre-tax annual compensation. If those employees added to the Plan under the automatic enrollment feature do not change their deferral, the deferral will increase 1% on each anniversary date up to a maximum of 6%. In practice, the Company has attempted to obtain the participants' express written election to participate or not participate in salary deferrals under the Plan. Employees who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year, are eligible for catch-up contributions in accordance with and subject to the limitations imposed by the Code.

Discretionary contributions are made at the end of the plan year by the Company and may take the form of increased matching contributions or profit-sharing contributions. Discretionary matching contributions are intended to provide an incentive to participate, as the Company can match a portion of each participant’s elective salary deferral. Discretionary profit sharing contributions allow the Company to make discretionary contributions to all eligible employees, regardless of whether the employees make elective salary deferrals.

Beginning January 1, 2011, the Company began making Qualified Automatic Safe Harbor, as defined in ERISA, matching contributions in the amount of 100% of the first 1% and 50% of the next 5% of deferred compensation. At the discretion of the Magnum Hunter Board of Directors (the “Board”), the Company may elect to contribute a discretionary matching contribution based on the amounts of salary deferrals of the participants. On May 31, 2012, the Board approved a discretionary matching contribution for 2011 and the payment of both the Qualified Automatic Safe Harbor matching contribution and the discretionary matching contribution for 2011 in the form of common stock of the Company. See "Note 6 - Transactions with Parties in Interest".

At the discretion of the Board of Directors, the Company may also elect to contribute a discretionary contribution to the plan either as profit sharing contributions or as Employee Stock Ownership Plan (ESOP) contributions. If the Company makes such a contribution, it will be allocated among participants based on the ratio that the compensation of each participant bears to the compensation of all participants. The Board did not elect any discretionary profit sharing or ESOP contributions for 2012 or 2011.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

Participant Accounts

Each participant's account is credited with the participant's elective contributions, employer contribution(s), and earnings thereon. Allocations are based on participant earnings as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Effective January 1, 2011, vesting in the Company Qualified Automatic Safe Harbor Matching Contribution portion of accounts plus actual earnings thereon is as follows:

Years of Service	Vested Percentage
Less than 2 years	—%
2 years or more	100%

Vesting in the Company contribution accounts consisting of Discretionary Contributions and Discretionary Matching Contributions plus actual earnings thereon is as follows:

Years of Service	Vested Percentage
Less than 1 years	—%
1	40%
2	60%
3	80%
4 or more	100%

A year of service for vesting purposes is defined as a period in which a participant completes at least 1,000 hours of service.

Notes Receivable from Participants

Generally, participants may not borrow from their accounts or withdraw any portion of their accounts prior to severance from employment. The Plan has notes receivable from some participants who had an account balance in a previous plan.

Benefit Payments

Participants withdrawing during the year for reasons of disability, retirement, death, or termination are entitled to their vested account balance. Benefits are distributed in the form of lump sum or roll over distributions. If withdrawing participants are not entitled to their entire account balance, the amounts not received are forfeited. See additional discussion below.

Distributions of plan benefits  in the 401(k) portion of the Plan are generally made in cash. Participant’s benefits under the ESOP portion of the Plan may be distributed in shares of Company stock or in cash. If the Participant has a self-directed brokerage account, the Participant may elect whether benefits are distributed in cash or brokerage transfer. Shares of Company Stock may be distributed in a different year than cash held in the participant’s account.

Forfeitures

All forfeitures are used to fund Plan expenses, correction of allocation errors, or to offset Company contributions that would otherwise be made.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net realized gains or loss on investments is the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year. Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

Contributions

Contributions from participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company.

Payment of Benefits

Benefits due to participants who have elected to withdraw from the Plan but have not been paid are included in net assets available for benefits. At December 31, 2012 and 2011, there were no amounts allocated to participants who have withdrawn from the plan.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. Some administrative costs of the Plan are paid by the Company and are not reflected in the accompanying financial statements. The Plan expenses paid on behalf of the Plan by the Company were immaterial for the years ended December 31, 2012 and 2011.

Notes Receivable from Participants

Participant loans are recorded at the unpaid principal balance plus any accrued but unpaid interest.

Income Taxes

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement. The Plan is subject to routine audits

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

by taxing jurisdictions; however; there are currently no audits for any tax periods in progress. The 2011 and 2010 tax years are open for income tax examination.

The Plan applied for and received a favorable determination letter from the Internal Revenue Service dated September 13, 2013. Accordingly, the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from federal income taxation.

Reclassifications

Certain 2011 investments categories have been reclassified to conform to the 2012 presentation.

Recently Issued Accounting Pronouncements

There are no new accounting pronouncements that have been adopted or not yet adopted in these financial statements.

NOTE 3 - INVESTMENTS

Participants may direct their 401(k) salary deferrals and employer contributions to be invested into any of the twenty-one investment funds offered by the Plan, Magnum Hunter common stock, as well as the self-directed brokerage account where investment decisions are directed by employees.

The following table presents the individual investments that exceeded 5% of the Plan's net assets available for benefits at December 31:

	December 31,
Description	2012	2011
Magnum Hunter common stock	$829,860	$866,065
Invesco Van Kampen Equity and Income Fund R	530,614	305,031
Federated Kaufmann Large Cap Fund R	283,193	**
Invesco Money Market Cash Reserves Fund	**	132,848

** This investment did not represent more than 5% of the Plan's net assets for the period indicated.

No individual investment, excluding Magnum Hunter common stock, within the Self-directed brokerage exceeded 5% of the Plan's net assets available for benefits at December 31, 2012 or December 31, 2011. Common stock of the Company represented approximately 16.2% of net assets available for benefits at December 31, 2012 compared to 33.5% of net assets available for benefits at December 31, 2011.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

The following table presents the composition of the Plan's net realized and unrealized gains (losses) on investments during the years ended December 31, 2012 and 2011:

	For the Year Ended December 31,
	2012	2011
Net realized and unrealized gains (losses) on investments
Mutual Funds and other	$159,128	$(72,787)
Magnum Hunter common stock	(79,622)	—

Net realized and unrealized gains (losses) on investments	$79,506	$(72,787)

NOTE 4 - RISKS AND UNCERTAINTIES

Investment options offered by the Plan may include investments in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Plan, at the direction of the participants, may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest-rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. Net assets available for benefits are particularly sensitive to changes in value of investments that represent a relatively high proportion of total investments, such as Company Stock.

NOTE 5 - FORFEITURES

The Plan had a $323 balance in the forfeitures account at December 31, 2012 and none at December 31, 2011.

NOTE 6 - TRANSACTIONS WITH PARTIES IN INTEREST

Participants have the option to invest their salary deferrals into the Company's common stock only through brokerage accounts established under the Plan. Transactions in such investments qualify as parties-in-interest transactions, which are exempt from the prohibited transaction rules.

Prior to the effective date of the Plan, 153,300 shares were mistakenly titled in the name of the Plan.  The shares were subsequently reflected as a loan of securities with a payable back to Magnum Hunter.  At December 31, 2011, the payable was $826,287, which represented the fair market value of the shares.

On August 13, 2012, the Company and the Trustee agreed to rescind the loan of the 153,300 shares and the corresponding payable.  The common shares were returned to the Company. At that time, the Company agreed that 153,300 shares of the Company’s common stock will either be (i) offered for sale to the participants in the Plan at a price not to exceed the lesser of $3.94 per shares or the fair market value of the shares on the date of the sale, or (ii) contributed to the Plan as one or more discretionary matching contributions.

On August 16, 2012 the Company contributed 199,055 newly issued common shares with a fair value of $873,848 as the payment of both the Qualified Automatic Safe Harbor matching contribution and the discretionary matching contribution for 2011.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, participants would become fully vested and the net assets of the Plan would be distributed among the participants in accordance with ERISA.

NOTE 8 - FAIR VALUE MEASUREMENTS

In accordance with Generally Accepted Accounting Principles in the United States of America, fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories, observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources, whereas unobservable inputs reflect a company's own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following fair value input hierarchy:

Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Where observable inputs are available, directly or indirectly, for substantially the full term of the asset or liability, the instrument is categorized in Level 2.

Level 3 - Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

The Plan uses a market approach for fair value measurements and endeavors to use the best information available. Accordingly, valuation techniques that maximize the use of observable inputs are favored. The following tables present the fair value hierarchy table for assets and liabilities measured at fair value, on a recurring basis:

		Fair Value Measurements at December 31, 2012 Using
	Value as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments, at fair value:
Magnum Hunter common stock	$794,229	$794,229	$—	$—
Mutual funds:
Emerging Markets Equity	220,180	220,180	—	—
Global Fixed Income	5,201	5,201	—	—
International Equity	119,224	119,224	—	—
Money Market	187,433	187,433	—	—
Multi Strategy	1,071,554	1,071,554	—	—
US Equity	832,196	832,196	—	—
US Fixed Income	166,123	166,123	—	—
Self-directed brokerage:
Mutual funds	257,784	257,784	—	—
Magnum Hunter common stock	35,631	35,631	—	—
Magnum Hunter preferred stock	67,580	—	67,580	—
Common stocks	70,807	70,807	—	—
Corporate bonds	32,305	—	32,305	—
Total investments, at fair value	$3,860,247	$3,760,362	$99,885	$—

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Notes to Financial Statements

		Fair Value Measurements at December 31, 2011 Using
	Value as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments, at fair value:
Magnum Hunter common stock	$826,287	$826,287	$—	$—
Mutual funds:
Emerging Markets Equity	124,578	124,578	—	—
Global Fixed Income	14	14	—	—
International Equity	58,712	58,712	—	—
Money Market	132,848	132,848	—	—
Multi Strategy	553,947	553,947	—	—
US Equity	369,813	369,813	—	—
US Fixed Income	63,104	63,104	—	—
Self-directed brokerage:
Mutual funds	243,588	243,588	—	—
Magnum Hunter common stock	39,778	39,778	—	—
Magnum Hunter preferred stock	71,280	71,280	—	—
Total investments, at fair value	$2,483,949	$2,483,949	$—	$—

Liabilities:
Payable to the Company - shares loaned to the Plan	$826,287	$826,287	$—	$—

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. Magnum Hunter preferred stock was transferred from Level 1 to Level 2 as of December 31, 2012 because there is not an active market for the security. There were no other transfers between levels for the years ended December 31, 2012 and 2011.

These items are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

Mutual funds are measured at fair value with a market approach using December 31, 2012 and 2011 net asset values of the shares held by the Plan at year-end. Magnum Hunter common stock is exchange traded and measured at fair value with a market approach using the December 31, 2012 and 2011 closing price. Self-directed brokerage is measured at fair value with a market approach using the December 31, 2012 and 2011 net asset values or closing price of the investments at year-end. The payable to employer for shares loaned to the plan is measured at fair value with a market approach as it is equal to the fair value of the Magnum Hunter common stock using the December 31, 2011 closing price.

NOTE 9 - SUBSEQUENT EVENT

On September 5, 2013, the Board approved a discretionary matching contribution for 2012 and the payment of both the Qualified Automatic Safe Harbor matching contribution and the discretionary matching contribution for 2012 in the form of common stock of the Company. On September 13, 2013 Magnum Hunter contributed 221,170 shares with a fair value of $1,192,105 to the Plan.

Magnum Hunter Resources Corporation 401(k) Employee Stock Ownership Plan
Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2012

Identity of Issue / Description	Cost **	Current Value
Common Stock
* Magnum Hunter common stock		$794,229
Mutual Funds
Blackrock Pacific R		220,180
Pimco Global Advantage Strategy Bd R		5,201
Invesco European Growth R		116,602
Thornburg International Value R5		2,622
Invesco Money Market Cash Reserves		187,433
Calamos Growth & Income R		4,960
Invesco Van Kampen Equity and Income R		530,614
2015 Target Date Retirement Fund R1		44,945
2020 Target Date Retirement Fund R1		125,137
2025 Target Date Retirement Fund R1		120,721
2030 Target Date Retirement Fund R1		51,084
2035 Target Date Retirement Fund R1		41,990
2040 Target Date Retirement Fund R1		45,961
2045 Target Date Retirement Fund R1		101,655
2050 Target Date Retirement Fund R1		4,487
Allianz RCM Mid-Cap R		11,414
Allianz NFJ Dividend Value R		181,684
Columbia Seligman Comms & Info R		9,741
Federated Capital Appreciation R		2,684
Federated Kaufmann Large Cap R		283,193
Goldman Sachs Small/Mid Cap Growth R		123,569
Munder Index 500 R		12,747
Perkins Mid Cap Value R		13,006
Royce Premier R		1,590
Victory Small Company Opportunity R		192,568
Delaware Core Plus Bond R		160,850
Eaton Vance Government Obligations R		5,273
Self-directed brokerage
Mutual funds		257,784
* Magnum Hunter common stock		35,631
* Magnum Hunter preferred stock		67,580
Common stocks		70,807
Corporate bonds		32,305
Participant loans
* Interest rate 4.5%		15,294
Total		$3,875,541

* Party in interest
** Cost not required for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee appointed by the Board of Directors of Magnum Hunter Resources Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2013                MAGNUM HUNTER RESOURCES                                             CORPORATION 401(k) EMPLOYEE STOCK                                         OWNERSHIP PLAN

By:     /s/ Gary C. Evans
Gary C. Evans, Trustee

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - CF & Co., LLP
23.2	Consent of Independent Registered Public Accounting Firm - Hein & Associates LLP